Bay Bridge Food & Produce Company

3550 S. Harlan St. 284

Denver, Colorado 80235

January 24, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Amendment No. 4 to Registration Statement on Form S-1/A
Filed November 13, 2013

Ladies and Gentlemen:

On behalf of  Bay Bridge Food and Produce Company, Inc., a Delaware corporation (the “Company”), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No.4 to the captioned Registration Statement on Form S-1, (the “Amendment”), for the registration of 500,000 shares of the Company’s common stock, including one complete copy of the exhibits listed in the Amendment as filed therewith.

The Amendment responds to the comments received from the staff of the Commission by letter, dated November 19, 2013.

To facilitate the staff’s review, the numbered paragraphs below correspond to the numbered paragraphs in the letter of the Commission’s comments.  Unless otherwise provided herein, all page numbers referred to in this letter correspond to the page numbers of the original filing and capitalized terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Amendment.   The Staff’s comments are in plain type.  Our answers are in bold.

Summary Information About Bay Bridge, page 7

Power Industry, page 8

1.

We note your response to prior comment 1. Please describe in the prospectus the variables and unknowns with respect to estimating projected monthly power generating capacity and output. Additionally, please describe what determinations you must make with respect to the viability of power generation and the criteria you expect to use in making these determinations.

We agree with the Staff. We have explicitly delineated the unknown variables at this time and what factors will need to be determined at the appropriate time when making decisions.

Risk Factors, page 11

2.

We note your response to prior comment 4. Please revise each of the last two risk factors on page 18 to describe these risks in sufficient detail so that prospective investors can assess the risks presented. By way of example, you should describe in the second to last risk factor on page 18 what factors contribute to the risk that you will be unable to utilize power generating equipment and, in the last risk factor on page 18, the nature of certain regulatory provisions that may place you at greater risk of noncompliance.

We agree with the comment by the Staff.  We have expanded the discussion of the risk factors to include these points.

Plan of Distribution, page 21

3.

We note your response to prior comment 5 and reissue in part. Please include a complete plan of distribution, including the procedures for subscribing and the circumstances under which you reserve the right to terminate the offering other than because of expiration of the offering period. Additionally, please include the disclosure you previously included in the first four paragraphs of the Plan of Distribution section in your Form S-1 filed March 28, 2013, including disclosure that this is a self-underwritten offering, the basis for your sole officer and director’s exemption under Exchange Act Rule 3a4-1, and that, if true, the common stock to be offered will be sold in $50 increments.

We agree with the Staff and have changed the Plan of Distribution to meet the necessary disclosure requirements.

Business, page 23

4.

We note your response to prior comment 8. Please substantiate your claims in the third paragraph of this section with respect to the yield, output, and wholesale prices of heirloom tomatoes. Additionally, please provide us with the basis for your belief that each plant will have output of 100 pounds per month in light of your disclosure that each plant has a three month gestation period.

We agree with the Staff and have provided substantiation for our beliefs.

Committees of the Board of Directors, page 31

5.

We note your response to prior comment 10 and reissue. It appears that certain words in the five bullet points in the second paragraph on page 31 have been translated inappropriately. Please revise accordingly.

We apologize to the Staff.  We have retyped this section.

Exhibit 5.1

6.

We note your response to prior comment 12; however, we are unable to locate a revised opinion of counsel. Please refile the revised legality opinion as exhibit 5.1

We agree with the Staff.  We have received a new opinion from our legal counsel with appropriate language and have attached as an exhibit to this amendment of the Registration Statement.

Exhibit 99.1

7.

We note your response to prior comment 13. The representation in paragraph 4(g) is not appropriate. Please revise accordingly.

We agree with the Staff and have eliminated this section of the Exhibit.

Other

8.

The financial statements must be updated to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement. Please revise accordingly.

We agree with the Staff and have responded with audited financial statements for the year ended December 31, 2013.

Accountants’ Consent

9.

Amendments should contain a currently dated accountants’ consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

We agree with the Staff.  The consent of the auditor is current.

/s/ Andrew Duke

Andrew Duke

President and Director

Principal Executive Officer

Principal Financial Officer

Principal Accounting Officer